

TRICELL Inc
33 Lawton Congleton
Cheshire
CW12 1RU

July June 25, 2007

Jessica Brberich
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

> Re: Tricell, Inc.
> Form 10-K for the year ended December 31, 2005
> Filed April 18, 2006
> Form 10-Q for the quarter ended September 30, 2006
> File No. 000-50036

Dear Jessica Barberich

We have received your letter dated June 21, 2007, containing comments on the above referenced documents.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Following please find our responses, numbered to correspond to each of your comments. Please note that we are not providing an amended Form 10-K at this time because we would prefer to only file one such amendment once we satisfy all of the Commission's comments, which we hope to achieve very shortly.

Please feel free to contact me if you have any questions or require any further information regarding these matters.

Sincerely,



Neil Pursell
Chief Financial Officer

Phone: +44 (0)1260 291880
Fax +44 (0)1260 291881
Email: neil.pursell@tricellinc.com
Web: www.tricellinc.com

Form 10-Q for the quarter ended September 30, 2006

Note 4 – Related Party Transactions: Material Acquisitions

2. In the Company's opinion the value attaching to NJJ customers lists is only nominal and that's why we stated in our letter 19 June 2007 that we valued the NJJ customers' lists at $100,000.

   The Company determined this valuation on the basis that the Company considered that the NJJ customers had key relationships with the management team at NJJ and not the Company NJJ (the acquisition).

   In our previous letter dated March 12, 2007 we stated that we expected our sales to be increased as a result of the NJJ customer relationships, however as the NJJ customer relationships are with the management team of NJJ and not the acquisition company NJJ; the Company has concluded therefore that the value of the NJJ customer lists are nominal and that a the value of $100,000 has been attributed.

   Thereby the value that would result from increased sales as a result of the NJJ acquisition would be attributable to the customer relationships that are dependant on the NJJ management and encapsulated in the NJJ management team none compete agreements. Thereby to ensure that the benefits of these relationships would pass to the Company, as part of the acquisition, the NJJ management team had to enter into none compete agreements with the Company. The Company has separately valued these non-compete agreements as intangible assets. The valuation was $10 Million to be amortized straight-line over 5 years.

   In respect of the amortization method for our customer relationships the Company determined that this should mirror the amortization method attributed to the non-compete agreements as these two intangible assets are intrinsically linked as described above.

Once we have closed all your outstanding comments we will be pleased to amend all the necessary filings as directed.

Phone: *+44 (0)1260 291880*
Fax *+44 (0)1260 291881*
Email: *neil.pursell@tricellinc.com*
Web: *www.tricellinc.com*